SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                             (Amendment No. 1) (1)



                         Mity Enterprises, Inc. (MITY)
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                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)


                                    606850105
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                                 (CUSIP Number)


               Mario Cibelli, c/o Cibelli Capital Management, L.L.C.
               52 Vanderbilt Avenue, 4th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  August 24, 2005
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 606850105
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     AF, WC, PN

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                              [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

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7    SOLE VOTING POWER

     257,623

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8    SHARED VOTING POWER

     - 0 -
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9    SOLE DISPOSITIVE POWER

     257,623
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10   SHARED DISPOSITIVE POWER

     - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     257,623
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.34%

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14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Mity Enterprises, Inc.
(MITY) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No. 606850105


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware; United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER

     - 0 -

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8    SHARED VOTING POWER

     236,613
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9    SOLE DISPOSITIVE POWER

     - 0 -

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10   SHARED DISPOSITIVE POWER

     236,613

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     236,613

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.83%

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14   TYPE OF REPORTING PERSON*

     CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Mity Enterprises, Inc.
(MITY) that may be deemed to be beneficially owned by Cibelli Capital Management, L.L.C. (the "Reporting Person").

CUSIP No. 606850105
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York; United States of America

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7    SOLE VOTING POWER

     - 0 -

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8    SHARED VOTING POWER

     236,613
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9    SOLE DISPOSITIVE POWER

     - 0 -

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10   SHARED DISPOSITIVE POWER

     236,613

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     236,613

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.83%

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14   TYPE OF REPORTING PERSON*

     PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Mity Enterprises, Inc.
(MITY) that may be deemed to be beneficially owned by Marathon Partners, L.P. (the "Reporting Person").

CUSIP No. 606850105
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Item 1.  Security and Issuer.

The name of the issuer is Mity Enterprises, Inc., a Utah corporation (the "Issuer"). The address of the Issuer's offices is 1301 W. 400 North, Orem, UT 84057. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and also serves as the general partner of Marathon Offshore, Ltd., a Cayman Islands limited partnership, ("MOLtd"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 257,623 Shares, and MP and CCM may be deemed to beneficially own 236,613 Shares. The Shares are held by MP, MFF, MOLtd, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 257,623 Shares, constituting 6.34% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 236,613 Shares, constituting 5.83% of the Shares of the Issuer, in each case based upon the 4,060,656 Shares outstanding as of July 25, 2005, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 257,623 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 236,613 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 257,623 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to August 24, 2005 is filed herewith as Exhibit 99.1. A joint filing agreement is filed as Exhibit 99.2.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   September 1, 2005
                                        --------------------------------------
                                                       (Date)


                                                 /s/ Mario Cibelli*
                                        --------------------------------------
                                                     Mario Cibelli



                                             MARATHON PARTNERS, L.P.
                                             By its General Partner
                                             Cibelli Capital Management, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member



                                          CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             Joint Filing Agreement


     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common shares of Mity Enterprises, Inc. a Utah corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D.


IN WITNESS WHEREOF, the undersigned have executed this agreement as of this 1st day of September 2005.



                                                   September 1, 2005
                                        --------------------------------------
                                                       (Date)


                                                 /s/ Mario Cibelli*
                                        --------------------------------------
                                                     Mario Cibelli



                                             MARATHON PARTNERS, L.P.
                                             By its General Partner
                                             Cibelli Capital Management, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member



                                            CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                                 /s/ Mario Cibelli*
                                          --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member

                                  Exhibit 99.1
                           Transactions in the Shares

Date of                  Number of Shares            Price Per
Transaction              Purchase/(SOLD)             Share
-----------              ---------------             -----

7/07/05                         1,520                15.4421
8/19/05                           195                17.4467
8/19/05                           305                17.4467
8/19/05                         7,000                17.4467
8/24/05                         1,275                17.4012
8/24/05                         1,427                17.4012
8/24/05                         9,823                17.4012
8/25/05                           604                17.3960
8/25/05                           661                17.3960
8/25/05                         3,710                17.3960


03366.0001 #598635